SUB-ITEM 77H


The percentages of the Preferred Value, Preferred Large Cap Growth, Preferred Fixed Income, Preferred Asset Allocation, Preferred Short-Term Government Securities, Preferred Money Market, Preferred Small Cap Growth, Preferred International Growth, and Preferred Mid Cap Growth Funds owned by the Caterpillar Investment Trust 401(k) Plan (the "Plan") decreased from 77.06%, 75.99%, 43.07%, 75.69%, 33.26%, 81.62%, 76.84%, 60.76% and 80.71% respectively on December 31, 2005 to 0% as of June 19, 2006. The decrease was due to the redemption in entirety by the Plan.

The percentages of the Preferred Fixed Income and Preferred Short-Term Government Securities Funds owned by the Preferred Stable Principal Collective Trust (the "Collective Trust") decreased from 42.77% and 55.90% respectively on December 31, 2005 to 0% as of June 19, 2006. The decrease was due to the redemption in entirety by the Collective Trust.